

Mail Stop 4720

November 23, 2009

By U.S. Mail and facsimile to 011-81-3-5419-5901

Haruyuki Urata
Chief Financial Officer
ORIX Corporation
Mita NN Bldg, 4-1-23 Shiba, Minato-Ku
Tokyo, 108-0014, Japan

> **Re: ORIX Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **File No. 001-14856**

Dear Mr. Urata:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant